FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: February 13, 2008
Commission File Number: 001-33328

XINHUA FINANCE MEDIA
LIMITED

2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

XINHUA FINANCE MEDIA LIMITED
Form 6-K
Xinhua Finance Media Limited (“XFML”) is furnishing, under the cover of Form 6-K, the press release issued by XFML on February 13, 2008 regarding its financial results for the full year and fourth quarter ended December 31, 2007.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: February 13, 2008

[FOR IMMEDIATE RELEASE]
XFMedia announces financial results for the full year and fourth quarter 2007
BEIJING, February 14, 2008 — Xinhua Finance Media Limited (“XFMedia” or “the Company”; NASDAQ: XFML), a leading media group in China, today announced its unaudited financial results for the full year and fourth quarter ended December 31, 2007.
Full Year 2007 Highlights
The following is a summary of our financial results for the full year ended Dec 31, 2007:
Chart 1: Summary of full year 2007 and 2006 results

	12 months ended	12 months ended
In US millions	Dec 31, 2007	Dec 31, 2006	Growth %
Net revenue	134.8	59.0	129%
EBITDA*	43.2	15.3	182%
Net Income	28.0	3.3	738%
Adjusted net income*	37.9	9.2	310%

*	Please refer to Chart 19 for details of calculation of EBITDA and adjusted net income.
•	Excluding contribution of US$29.9 million from acquisitions completed in 2007, net revenue for full year 2007 was US$104.9 million, up 78% year-over-year.

•	EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization of intangible assets and share-based compensation expenses, for full year 2007 was $43.2 million, up 182% from $15.3 million in full year 2006.

•	Net income for full year 2007 was $28.0 million, up 738% from $3.3 million in full year 2006.

•	Adjusted net income (non-GAAP), defined as net income before amortization of intangible assets, imputed interest, share-based compensation expenses and one time items, for full year 2007 was $37.9 million, up 310% from $9.2 million in full year 2006.

Net income and adjusted net income per ADS and per share for the full year 2007 are shown in the following table:
Chart 2: Net income and adjusted net income per ADS and per share for 2007 and 2006

	12 months ended	12 months ended
In US dollars	Dec 31, 2007	Dec 31, 2006
Net income (loss) per ADS — basic	0.46	(0.17)
Net income (loss) per ADS — diluted	0.42	(0.17)
Adjusted net income per ADS — basic	0.63	0.07
Adjusted net income per ADS — diluted	0.56	0.07

Net income (loss) per share — basic	0.23	(0.08)
Net income (loss) per share — diluted	0.21	(0.08)
Adjusted net income per share — basic	0.31	0.04
Adjusted net income per share — diluted	0.28	0.04
Note: Weighted average number of ADS — basic: 58.2 million (2006: 24.9 million); weighted average number of ADS — diluted: 68.2 million (2006: 24.9 million); weighted average number of share — basic: 116.4 million (2006: 49.8 million); weighted average number of share — diluted: 136.4 million (2006: 49.8 million).
Fourth Quarter 2007 Highlights
The following is a summary of our financial results for the fourth quarter of 2007:
Chart 3: Summary of 2006 fourth quarter and 2007 fourth and third quarter results

	3 months ended	3 months ended	3 months ended	07Q4 vs 06Q4	07Q4 vs 07Q3
In US millions	Dec 31, 2007	Dec 31, 2006	Sep 30, 2007	Growth %	Growth %
Net revenue	48.5	24.1	40.7	101%	19%
EBITDA*	13.4	7.5	14.7	79%	-9%
Net income	4.2	3.1	9.0	34%	-54%
Adjusted net income*	9.7	5.6	13.6	75%	-28%

*	Please refer to Chart 19 for details of calculation of EBITDA and adjusted net income.
•	Net revenue for the fourth quarter of 2007 was $48.5 million, up 101% year-over-year from $24.1 million in the fourth quarter of 2006 or up 19% sequentially from $40.7 million in the third quarter of 2007. Excluding fourth quarter contribution of $17.1 million from acquisitions completed in 2007, net revenue was $31.4 million, up 30% year-over-year and 7% sequentially.

•	EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization of intangible assets and share-based compensation expenses, for the fourth quarter of 2007 was $13.4 million, up 79% year-over-year from $7.5 million in the fourth quarter of 2006 or down 9% sequentially from $14.7 million in the third quarter of 2007.

•	Net income for the fourth quarter of 2007 was $4.2 million, up 34% year-over-year from $3.1 million in the fourth quarter of 2006 or down 54% sequentially from $9.0 million in the third quarter of 2007.

•	Adjusted net income (non-GAAP), defined as net income before amortization of intangible assets, imputed interest, share-based compensation expenses and one-time items, for the fourth quarter of 2007 was $9.7 million, up 75% year-over-year from $5.6 million in the fourth quarter of 2006 or down 28% sequentially from $13.6 million in the third quarter of 2007.

•	The sequential drop in EBITDA, Net Income and Adjusted net income from 3rd quarter to 4th quarter 2007 was mainly due to three reasons. The first reason is an increase in expenditures to support key projects won in Advertising, Broadcast, and Production. The second reason is an increase in administrative costs, including higher legal and professional fees for Sarbanes-Oxley implementation and higher than expected auditing fees due to new acquisitions. The third main reason is an impact to our Print Group due to a PRC policy reversal that affected our Hong Kong-based advertising activities in newspapers and magazines in the fourth quarter.
Net income and adjusted net income per ADS and per share for the fourth and third quarter 2007 are shown in the following table:
Chart 4: Net income and adjusted net income per ADS and per share for fourth and third quarter of 2007

	3 months ended	3 months ended
In US dollars	Dec 31, 2007	Sep 30, 2007
Net income per ADS — basic	0.06	0.14
Net income per ADS — diluted	0.06	0.13
Adjusted net income per ADS — basic	0.15	0.21
Adjusted net income per ADS — diluted	0.14	0.19

Net income per share — basic	0.03	0.07
Net income per share — diluted	0.03	0.06
Adjusted net income per share — basic	0.08	0.11
Adjusted net income per share — diluted	0.07	0.10
Note: Weighted average number of ADS — basic: 64.8 million (3Q07: 63.5 million); weighted average number of ADS — diluted: 72.1 million (3Q07: 71.1 million); weighted average number of share — basic: 129.6 million (3Q07: 126.9 million); weighted average number of share — diluted: 144.2 million (3Q07: 142.3 million).

“We are pleased to report strong financial results for the full year of 2007. This year, we have achieved a number of significant milestones. We successfully took the company public in March raising net proceeds of $200 million. We acquired key advertising assets which gave us market leadership positions in a number of key areas, such as online real estate advertising and imported spirits below-the-line marketing, which specifically target the upwardly mobile demographic,” said Fredy Bush, XFMedia’s CEO.
“We are well positioned to capture the largest segment of advertising dollars spent in China, which is in traditional media such as television, radio, newspapers, magazines, and outdoor advertising. Out of the $25 billion for China’s advertising expenditure in 2007, 94% or $23 billion was estimated to be in traditional media, with $18 billion in television alone. We expect that this concentration is unlikely to change significantly over the coming years.”
She added, “In 2008, our key areas of focus and opportunity will come from television, print and outdoor, where we derive some of our highest margins today. We will further strengthen our leadership position in China to capitalize on these opportunities and we look forward to our continued expansion.”
Mr. Andrew Chang, CFO, also noted, “2007 has been a pivotal year for the Company from both an operational and financial standpoint. We have achieved year-on-year growth of 129% compared to full year 2006, or 78% excluding contribution from acquisitions completed in 2007. Along with continued expansion in 2008, we will be focused on integration of our businesses, Sarbanes-Oxley Act compliance, and diversifying the capital structure of the Company to support our development.”
Full Year and Fourth Quarter 2007 Financial Results
Net revenue for full year 2007 was $134.8 million, up 129% from $59.0 million in full year 2006. Net revenue for the fourth quarter of 2007 was $48.5 million, up 101% year-over-year from $24.1 million in the fourth quarter of 2006 or up 19% sequentially from $40.7 million in the third quarter of 2007.

The following table summarizes revenue contributed from existing businesses and acquisitions made in 2007:
Chart 5: Summary of contributions from existing business and acquisitions

	3 months ended	3 months ended	3 months ended	3 months ended	12 months ended
In US millions	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Dec 31, 2007
Net revenue:
Existing business	16.6	27.5	29.4	31.4	104.9
Acquisitions	—	1.5	11.3	17.1	29.9

Total net revenue	16.6	29.0	40.7	48.5	134.8

Net Revenue by type and business group
The following is a summary of net revenue by business group reconciled to types of revenue provided in the accompanying consolidated financial statements for full year 2007:
Chart 6: Net revenue by types and business group for full year 2007

In US millions	Advertising	Broadcast	Print	Production	Research	Total
Net revenue:
Advertising services	66.0	9.9	5.7	—	5.0	86.6
Content production	—	—	—	7.7	—	7.7
Advertising sales	8.1	18.3	12.9	—	—	39.3
Publishing services	—	—	1.2	—	—	1.2

Total net revenue	74.1	28.2	19.8	7.7	5.0	134.8

The following is a summary of net revenue by business group reconciled to types of revenue provided in the accompanying consolidated financial statements for the fourth quarter of 2007:
Chart 7: Net revenue by types and business group for the fourth quarter of 2007

In US millions	Advertising	Broadcast	Print	Production	Research	Total
Net revenue:
Advertising services	24.7	5.5	1.1	—	1.2	32.5
Content production	—	—	—	1.8	—	1.8
Advertising sales	4.3	5.6	3.9	—	—	13.8
Publishing services	—	—	0.4	—	—	0.4

Total net revenue	29.0	11.1	5.4	1.8	1.2	48.5

Advertising Group
Net revenue for the Advertising Group for full year 2007 was $74.1 million, up 108% from $35.6 million in full year 2006. Net revenue for the Advertising Group for the fourth quarter of 2007 was $29.0 million, up 109% year-over-year from $13.8 million in the fourth quarter of 2006 or up 28% sequentially from $22.6 million in the third quarter of 2007.
We completed the acquisition of JCBN Company Limited (“JCBN”) on November 27, 2007. JCBN contributed $1.1 million in post-acquisition net revenue for the full year and fourth quarter of 2007. The acquisition of JCBN strengthens XFMedia’s advertising capabilities in Shanghai and Southern China, and increases our expertise in online real-estate advertising and Below-the-Line (“BTL”) marketing in high-end imported spirits.
Chart 8: Revenue breakdown of the Advertising Group

	12 months	12 months		3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth	ended	ended	Growth
In US millions	Dec 31, 2007	Dec 31, 2006%		Dec 31, 2007	Dec 31, 2006%		Dec 31, 2007	Sep 30, 2007%
Advertising:
Television	14.1	8.5	67%	4.6	2.5	80%	4.6	3.8	22%
Outdoor/Other	17.0	11.3	50%	6.1	4.5	34%	6.1	5.7	7%
Print/Online	33.1	15.8	109%	12.8	6.8	89%	12.8	9.5	35%
BTL Marketing	9.9	—	—	5.5	—	—	5.5	3.6	51%
Subtotal:	74.1	35.6	108%	29.0	13.8	109%	29.0	22.6	28%
Note: For full year 2007, year on year growth was 108%, or 55% excluding contribution from acquisitions completed in 2007.
Broadcast Group
Net revenue for the Broadcast Group for full year 2007 was $28.2 million, up 1914% from $1.4 million in full year 2006. Net revenue for the Broadcast Group for the fourth quarter of 2007 was $11.1 million, up 814% year-over-year from $1.2 million in the fourth quarter of 2006 or up 28% sequentially from $8.7 million in the third quarter of 2007.
Chart 9: Revenue breakdown of the Broadcast Group

	12 months	12 months		3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth	ended	ended	Growth
In US millions	Dec 31, 2007	Dec 31, 2006%		Dec 31, 2007	Dec 31, 2006%		Dec 31, 2007	Sep 30, 2007%
Broadcast:
Television	13.3	0.9	1447%	3.7	0.7	447%	3.7	3.5	7%
Radio	5.6	0.5	930%	2.1	0.5	290%	2.1	1.9	13%
Mobile	9.3	—	—	5.3	—	—	5.3	3.3	59%
Subtotal:	28.2	1.4	1914%	11.1	1.2	814%	11.1	8.7	28%
Note: For full year 2007, year on year growth was 1914%, or 1133% excluding contribution from acquisitions completed in 2007.

Print Group
Net revenue for the Print Group for full year 2007 was $19.8 million, up 45% from $13.6 million in full year 2006. Net revenue for the Print Group for the fourth quarter of 2007 was $5.4 million, down 2% year-over-year from $5.5 million in the fourth quarter of 2006 or down 9% sequentially from $6.0 million in the third quarter of 2007.
The year-over-year and sequential decrease was mainly due to a policy reversal in the fourth quarter. In August 2007, the PRC government announced that a new PRC regulation allowing certain Chinese citizens to invest directly in Hong Kong’s capital markets would soon take effect. As a result, certain clients of our Print Group had scheduled advertising and marketing activities for the fourth quarter. In October 2007, the PRC government announced that the enactment of the regulation would be delayed, which led to the cancellation of these advertising and marketing activities.
Chart 10: Revenue breakdown of the Print Group

	12 months	12 months		3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth	ended	ended	Growth
In US millions	Dec 31, 2007	Dec 31, 2006%		Dec 31, 2007	Dec 31, 2006%		Dec 31, 2007	Sep 30, 2007%
Print:
Newspaper	9.3	4.6	101%	2.6	2.4	11%	2.6	2.6	4%
Magazines	10.5	9.0	17%	2.8	3.1	(11)%	2.8	3.4	(18)%
Subtotal:	19.8	13.6	45%	5.4	5.5	(2)%	5.4	6.0	(9)%
Production Group
Net revenue for the Production Group for full year 2007 was $7.7 million, up 17% from $6.5 million in full year 2006. Net revenue for the Production Group for the fourth quarter of 2007 was $1.8 million, down 27% year-over-year from $2.4 million in the fourth quarter of 2006 or down 14% sequentially from $2.1 million in the third quarter of 2007. The year-over-year and sequential decrease was primarily due to seasonality of distribution of TV drama series.
Research Group
Net revenue for the Research Group for full year 2007 was $5.0 million, up 180% from $1.8 million in full year 2006. The increase was due to full year revenue contribution in 2007 of the research business which was acquired in August 2006. Net revenue for the Research Group for the fourth quarter of 2007 was $1.2 million, up 8% year-over-year from $1.1 million in the fourth quarter of 2006 or down 19% sequentially from $1.4 million in the third quarter of 2007. The sequential decrease was primarily due to seasonality.

Cost of Revenue
Cost of revenue for full year 2007 was $82.1 million, up 143% from $33.8 million in full year 2006. Adjusted cost of revenue (non-GAAP), defined as cost of revenue before amortization of intangible assets, was $70.6 million, up 121% from $31.9 million in full year 2006. Cost of revenue for the fourth quarter of 2007 was $29.9 million, up 134% year-over-year from $12.8 million in the fourth quarter of 2006 or up 28% sequentially from $23.3 million in the third quarter of 2007. Adjusted cost of revenue (non-GAAP), for the fourth quarter of 2007 was $26.8 million, up 124% year-over-year from $12.0 million in the fourth quarter of 2006 or up 31% sequentially from $20.4 million in the third quarter of 2007.
Chart 11: Reconciliation for adjusted cost of revenue by business group for full year 2007

In US millions	Advertising	Broadcast	Print	Production	Research	Total
Cost of revenue	50.8	20.3	4.6	3.7	2.7	82.1

Amortization of intangible assets from acquisitions	(0.8)	(4.4)	(0.6)	—	—	(5.8)

Amortization of intangible assets from long-term contracts	—	(4.8)	(0.9)	—	—	(5.7)

Adjusted cost of revenue	50.0	11.1	3.1	3.7	2.7	70.6
Chart 12: Reconciliation for adjusted cost of revenue by business group for the fourth quarter of 2007

In US millions	Advertising	Broadcast	Print	Production	Research	Total
Cost of revenue	20.0	7.5	1.1	0.8	0.5	29.9

Amortization of intangible assets from acquisitions	(0.3)	(1.5)	(0.2)	—	—	(2.0)

Amortization of intangible assets from long-term contracts	—	(1.0)	(0.1)	—	—	(1.1)

Adjusted cost of revenue	19.7	5.0	0.8	0.8	0.5	26.8
Operating Expenses
Operating expenses for full year 2007 were $39.2 million, up 117% from $18.1 million in full year 2006. Operating expenses for the fourth quarter of 2007 were $12.5 million, up 86% year-over-year from $6.7 million in the fourth quarter of 2006 or up 13% sequentially from $11.1 million in the third quarter of 2007.
Total operating expenses were composed of selling and marketing expenses and general and administrative expenses. Selling and marketing expenses for full year 2007 were $14.9 million, up 182% from $5.3 million in full year 2006. Selling and marketing expenses for the fourth quarter of 2007 were $5.8 million, up 199% year-over-year from $1.9 million in the fourth quarter of 2006 or up 34% sequentially from $4.3 million in the third quarter of 2007.
General and administrative expenses for full year 2007 were $24.3 million, up 90% from $12.8 million in full year 2006. General and administrative expenses for the fourth quarter of 2007 were $6.7 million, up 40% year-over-year from $4.8 million in the fourth quarter of 2006 or down 1% sequentially from $6.8 million in the third quarter of 2007. Included in the general and administrative expenses for the full year and fourth quarter 2007 were share-based compensation expenses of $3.1 million and $0.6 million, respectively.
EBITDA (non-GAAP)
EBITDA (non-GAAP), defined as earnings before interest expense, taxes, depreciation, amortization of intangible assets and share-based compensation expenses, for full year 2007 was $43.2 million, up 182% from $15.3 million in full year 2006.
Chart 13: EBITDA by business group for full year 2007

In US millions	Advertising	Broadcast	Print	Production	Research	Total
EBITDA by business group	18.0	13.0	11.0	3.0	1.2	46.2
Less: net head office expenses						(3.0)
EBITDA						43.2
Chart 14: Reconciliation of income from operations to EBITDA for full year 2007 and 2006

	12 months ended	12 months ended
In US millions	Dec 31, 2007	Dec 31, 2006
Income from operations	15.8	7.1
Interest income	6.3	1.7
Other income, net	1.7	—
Depreciation	1.8	0.6
Amortization of intangible assets from acquisitions	8.9	3.1
Amortization of intangible assets from long-term contracts	5.6	0.4
Share-based compensation expenses	3.1	2.4
EBITDA	43.2	15.3

EBITDA for the fourth quarter of 2007 was $13.4 million, up 79% year-over-year from $7.5 million in the fourth quarter of 2006 or down 9% sequentially from $14.7 million in the third quarter of 2007.
Chart 15: EBITDA by business group for the fourth quarter of 2007

In US millions	Advertising	Broadcast	Print	Production	Research	Total
EBITDA by business group	7.1	4.9	2.9	0.8	0.2	15.9
Less: net head office expenses						(2.5)
EBITDA						13.4
Chart 16: Reconciliation from income from operations to EBITDA for the fourth and third quarter of 2007

	3 months ended	3 months ended
In US millions	Dec 31, 2007	Sep 30, 2007
Income from operations	6.0	6.2
Interest income	1.5	2.4
Other income, net	0.8	0.7
Depreciation	0.6	0.6
Amortization of intangible assets from acquisitions	2.7	3.1
Amortization of intangible assets from long-term contracts	1.2	1.2
Share-based compensation expenses	0.6	0.5
EBITDA	13.4	14.7
The sequential drop in EBITDA from 3rd quarter to 4th quarter 2007 was mainly due to three reasons. The first reason is an increase in expenditures to support key projects won in Advertising, Broadcast, and Production. The second reason is an increase in administrative costs, including higher legal and professional fees for Sarbanes-Oxley implementation and higher than expected auditing fees due to new acquisitions. The third main reason is an impact to our Print Group due to a PRC policy reversal that affected our Hong Kong-based advertising activities in newspapers and magazines in the fourth quarter.
Net Income and Adjusted Net Income (non-GAAP)
Net income for full year 2007 was $28.0 million, up 738% from $3.3 million in full year 2006. Net income for the fourth quarter of 2007 was 4.2 million, up 34% year-over-year from $3.1 million in the fourth quarter of 2006 or down 54% sequentially from $9.0 million in the third quarter of 2007.
Adjusted net income (non-GAAP), defined as net income before amortization of intangible assets, imputed interest, share-based compensation expenses and one time items, for full year 2007 was $37.9 million, up 310% from $9.2 million in full year 2006.

Chart 17: Reconciliation from net income to adjusted net income for full year 2007 and 2006

	12 months ended	12 months ended
In US millions	Dec 31, 2007	Dec 31, 2006
Net income	28.0	3.3
One time items	(13.6)	—
Amortization of intangible assets from acquisitions	8.9	3.1
Amortization of intangible assets from long-term contracts	5.6	0.4
Share-based compensation expenses	3.1	2.4
Imputed interest	5.9	—
Adjusted net income	37.9	9.2
Adjusted net income (non-GAAP) for the fourth quarter of 2007 was $9.7 million, up 75% year-over-year from $5.6 million in the fourth quarter of 2006 or down 28% sequentially from $13.6 million in the third quarter of 2007.
Chart 18: Reconciliation from net income to adjusted net income for fourth and third quarter 2007

	3 months ended	3 months ended
In US millions	Dec 31, 2007	Sep 30, 2007
Net income	4.2	9.0
One time items	—	(1.3)
Amortization of intangible assets from acquisitions	2.7	3.1
Amortization of intangible assets from long-term contracts	1.2	1.2
Share-based compensation expenses	0.6	0.5
Imputed interest	1.0	1.1
Adjusted net income	9.7	13.6
The sequential drop in Net Income and Adjusted Net Income from 3rd quarter to 4th quarter 2007 was mainly due to three reasons. The first reason is an increase in expenditures to support key projects won in Advertising, Broadcast, and Production. The second reason is an increase in administrative costs, including higher legal and professional fees for Sarbanes-Oxley implementation and higher than expected auditing fees due to new acquisitions. The third main reason is an impact to our Print Group due to a PRC policy reversal that affected our Hong Kong-based advertising activities in newspapers and magazines in the fourth quarter.
Recent Development
On January 23, 2008 our Board approved the grant of up to 5,588,000 shares (equivalent to 2,794,000 ADS) to certain executives and employees of the Company over the next three years, subject to meeting certain performance targets.

Outlook for 2008
XFMedia estimates its total revenue for full year 2008 to range from US$190 to 200 million. First quarter revenue is expected to be US$25 to 30 million. This forecast reflects XFMedia’s current and preliminary view, which is subject to change.
Conference Call Information
Following the earnings announcement, XFMedia’s senior management will host a conference call on February 13, 2008 at 7:00pm (New York) / February 14, 2008 at 8:00am (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 480 629 1990
(UK) +44 20 8515 2301
(Asia Pacific) +852 3009 5027
A telephone replay will be available shortly after the call for one week at:
(US) +1 303 590 3030 (Passcode: 3837590#)
(UK) +44 207 154 2833 (Passcode: 3837590#)
(Asia Pacific) +852 2287 4304 (Passcode: 138110#)
A real-time webcast and replay will be also available at:
http://www.xinhuafinancemedia.com/earnings
About XFMedia
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.

Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for fourth quarter and full year 2007 and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XFMedia’s consolidated financial results under U.S. GAAP, XFMedia also provides the following non-GAAP financial measures: adjusted cost of revenue, EBITDA and adjusted net income. XFMedia believes that these non-GAAP financial measures provide investors with another method for assessing XFMedia’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 19 of this release. To provide investors with a better understanding of our underlying operational and financial performance, starting from this quarter, XFMedia has changed the methodology of presenting “adjusted net income”, by defining adjusted net income as net income excluding amortization of intangible assets, imputed interest, share-based compensation and one-time items.

XFMedia believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assists management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted cost of revenue, EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The following is a reconciliation of our non-GAAP financial results:
Chart 19: Reconciliation of non-GAAP financial results

		3 months	3 months	12 months	12 months
	3 months ended	ended	ended	ended	ended
In US millions	Dec 31, 2007	Dec 31, 2006	Sep 30, 2007	Dec 31, 2007	Dec 31, 2006
Income from operations	6.0	4.6	6.2	15.8	7.1
Interest income[1]	1.5	0.4	2.4	6.3	1.7
Other income, net	0.8	(0.3)	0.7	1.7	—
Depreciation	0.6	0.3	0.6	1.8	0.6
Amortization of intangible assets from acquisitions	2.7	1.1	3.1	8.9	3.1
Amortization of intangible assets from long-term contracts	1.2	0.2	1.2	5.6	0.4
Share-based compensation expenses	0.6	1.2	0.5	3.1	2.4
EBITDA	13.4	7.5	14.7	43.2	15.3

Net income	4.2	3.1	9.0	28.0	3.3
One time items2 3	—	—	(1.3)	(13.6)	—
Amortization of intangible assets from acquisitions	2.7	1.1	3.1	8.9	3.1
Amortization of intangible assets from long-term contracts	1.2	0.2	1.2	5.6	0.4
Share-based compensation expenses	0.6	1.2	0.5	3.1	2.4
Imputed interest	1.0	—	1.1	5.9	—
Adjusted net income	9.7	5.6	13.6	37.9	9.2

1.	Historically, the Company has included interest income in line with the methodology employed by the Company’s parent. Beginning in 1Q08, interest income will no longer be included in the calculation of EBITDA.

2.	We changed the methodology for presenting adjusted net income in 3Q07 by including one-time items such that it is consistent with full year presentation. There is a one-time adjustment of $1.3 million, representing reversal of the imputed interest taken in the first half of 2007 (the imputed interest for the first quarter and second quarter of 2007 were $0.6 million and $0.6 million respectively) as a result of clarification of terms of one of our exclusive radio advertising agreements.

3.	The one time item of $12.3 million in 2007 represents deferred tax effect arising from the reduction of income tax rate from 33% to 25%, which became effective on January 1, 2008, for all domestic companies and foreign invested enterprises in the People’s Republic of China.
Contacts:
Media Contact
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com
IR Contact
Ms. Jennifer Chan Lyman, +86 21 6113 5960, jennifer.lyman@xinhuafinancemedia.com

Condensed Consolidated Balance Sheets

(In U.S. dollars)	Dec 31,2007	Dec 31,2006
	Unaudited	(Note 1)
Assets
Current assets:
Cash	44,436,087	36,353,547
Restricted cash (Note 2)	47,252,191	12,579,822
Accounts receivable (Note 3)	45,706,766	17,403,632
Prepaid program expenses	5,389,250	8,597,935
Other current assets	16,272,798	22,114,480

Total current assets	159,057,092	97,049,416
Content production deposit and cost, net	8,855,896	5,854,271
Property and equipment, net	9,191,959	4,367,329
Intangible assets, net (Note 4)	233,505,913	176,201,528
Goodwill	180,125,488	83,670,010
Investment	500,000	500,000
Marketable securities (Note 5)	24,909,929	—
Deposits for acquisition of subsidiaries	25,634,000	29,246,500
Deposits for acquisition of intangible asset	—	2,561,246
Other long-term asset	9,021,936	—

Total assets	650,802,213	399,450,300

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	33,780,188	11,218,256
Bank overdrafts	960,157	—
Other current liabilities	40,542,213	163,848,633

Total current liabilities	75,282,558	175,066,889
Deferred tax liabilities	37,741,579	41,168,035
Convertible loan	—	14,017,289
Long term payables, non-current portion	69,081,763	64,937,958

Total liabilities	182,105,900	295,190,171

Minority Interests	2,060,745	3,010,407

(In U.S. dollars)	Dec 31,2007	Dec 31,2006
	Unaudited	(Note 1)
Shareholders’ equity:
Class A common shares and nonvested shares (par value $0.001; 69,035,751 as of December 31, 2006 and 143,822,874 as of December 31, 2007 shares authorized; 32,011,154 as of December 31, 2006 and 90,061,269 as of December 31, 2007 shares issued and outstanding)	90,061	32,011
Class B common shares (par value $0.001; 50,054,619 as of December 31, 2006 and December 31, 2007 shares authorized; 50,054,618 as of December 31, 2006 and December 31, 2007 shares issued and outstanding)	7,442	7,442
Convertible preferred shares (par value $0.001;15,600,000 as of December 31, 2006 shares authorized; 15,585,254 as of December 31, 2006 shares issued and outstanding and nil as of December 31, 2007 shares issued and outstanding)	—	15,585
Additional paid-in capital	439,516,974	103,155,391
Retained earnings (deficits)	23,903,560	(2,797,112)
Accumulated other comprehensive income	3,117,531	836,405

Total shareholders’ equity	466,635,568	101,249,722

Total	650,802,213	399,450,300

Condensed Consolidated Statements of Operations

	3 months ended	3 months ended	3 months ended	12 months ended	12 months ended
(in U.S. Dollars)	Dec 31, 2007	Dec 31, 2006	Sep 30, 2007	Dec 31, 2007	Dec 31, 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Advertising services	32,427,419	18,226,917	26,012,979	86,681,143	44,861,952
Content production	1,776,291	2,432,740	2,073,675	7,680,580	6,545,148
Advertising sales	13,834,490	3,292,596	12,346,672	39,281,540	6,691,543
Publishing services	436,503	143,827	291,072	1,195,427	867,789

Total net revenues	48,474,703	24,096,080	40,724,398	134,838,690	58,966,432

Cost of revenues:
Advertising services	22,137,944	10,280,107	16,509,981	58,047,996	27,653,769
Content production	593,496	915,137	1,504,931	3,707,062	2,829,311
Advertising sales	6,922,148	1,453,113	5,048,937	19,490,013	1,912,260
Publishing services	238,480	131,709	283,714	854,020	1,386,162

Total cost of revenues	29,892,068	12,780,066	23,347,563	82,099,091	33,781,502

Operating expenses:
Selling and distribution	5,794,457	1,939,847	4,337,558	14,876,682	5,276,751
General and administrative	6,740,401	4,797,476	6,791,370	24,348,827	12,840,202

Total operating expenses	12,534,858	6,737,323	11,128,928	39,225,509	18,116,953

Other operating income (Note 6)	—	—	—	2,261,788	—

Income from operations	6,047,777	4,578,691	6,247,907	15,775,878	7,067,977
Other income (expenses) (Note 7)	(660,440)	(807,068)	2,787,286	1,340,111	(897,651)

Income before provision for income taxes and minority interest	5,387,337	3,771,623	9,035,193	17,115,989	6,170,326
Provision for income taxes (Note 8)	719,289	643,549	(232,016)	(12,225,650)	1,069,537

Net income before minority interest	4,668,048	3,128,074	9,267,209	29,341,639	5,100,789
Minority interest	510,928	27,012	229,467	1,302,634	1,704,287
Equity in loss of an investment	—	—	—	—	52,211

Net income	4,157,120	3,101,062	9,037,742	28,039,005	3,344,291
Dividend on redeemable convertible preferred shares	—	1,686,667	—	1,338,333	7,492,301

Net income (loss) attributable to holders of common shares	4,157,120	1,414,395	9,037,742	26,700,672	(4,148,010)
Net income per share:
Basic — Common shares	0.032	0.022	0.071	0.229	(0.083)
Basic — American Depositary Shares	0.064	0.043	0.142	0.459	(0.167)
Diluted — Common shares	0.029	0.022	0.064	0.208	(0.083)
Diluted — American Depositary Shares	0.058	0.043	0.127	0.415	(0.167)

Condensed Consolidated Statements of Cash Flows

	3 months ended	3 months ended	3 months ended	12 months ended	12 months ended
(in U.S. Dollars)	Dec 31, 2007	Dec 31, 2006	Sep 30, 2007	Dec 31, 2007	Dec 31, 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net cash provided by/(used in) operating activities	14,696,170	(4,827,720)	1,550,989	20,293,223	(4,462,569)

Net cash provided by/(used in) investing activities	(43,368,652)	38,702,512	(9,536,253)	(164,921,628)	(32,214,271)

Net cash provided by/(used in) financing activities	(3,165,011)	(10,114,980)	1,660,617	151,258,756	70,103,894

Effect of exchange rate changes	922,837	863,513	263,683	1,452,189	845,747

Net increase/(decrease) in cash	(30,914,656)	24,623,325	(6,060,964)	8,082,540	34,272,801
Cash, as at beginning of the period	75,350,743	11,730,222	81,411,707	36,353,547	2,080,746

Cash, as at end of the period	44,436,087	36,353,547	75,350,743	44,436,087	36,353,547

Notes to Financial Information
1) 2006 condensed consolidated balance sheets
Information was extracted from the audited financial statements included in the prospectus on Form-1 of the Company filed with the Securities and Exchange Commission on March 8, 2007.
2) Restricted cash
Restricted cash is US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Accounts receivables and debtors turnover
Debtors turnover for the third quarter and fourth quarter of 2007 were 92 days and 87 days respectively. Our business groups generally granted 90 days to 180 days average credit period to major customers, which is in line with the industry practices in the PRC.
4) Intangible assets
Net book value for intangible assets as of December 31, 2007 was $233.5 million. It mainly represents the fair value of the long term advertising agreements for the Broadcast and Print Group. The net book value of the intangible assets were primarily composed of $98.5 million advertising license agreement for our TV business, $71.9 million exclusive advertising agreement for our newspaper business, and $7.7 million exclusive advertising agreements we entered for radio advertising operations in Shanghai, Beijing and Guangdong. We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in the third and fourth quarters and hence the net book value for intangible assets is preliminary and subject to revision once we complete the valuation exercise.
5) Marketable securities
Marketable securities of $24.9 million represents investment on 100% Principal Protection Barrier Notes due on January 30, 2009.
6) Other operating income
Other operating income of $2.3 million represents reimbursement of IPO related expenses by Bank of New York in the first quarter of 2007. Those expenses, all of which had been recorded in the 2006 income statement as operating expenses because they were not considered to be directly related to the sale of securities, related primarily to audit fees and fees paid to consultants during the listing process.
7) Other income (expense)
Other income (expense) includes net interest income (expense) and net other income (expense).
8) Provision for income taxes
Provision for income taxes include deferred tax credits of $0.7 million and $1.0 million in the third quarter and fourth quarter of 2007.